Filed Pursuant to Rule 424(B)(3)

File Number 333-160463

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

SUPPLEMENT NO. 6 DATED DECEMBER 22, 2010

TO THE PROSPECTUS DATED JUNE 16, 2010

This Supplement No. 6 supplements, and should be read in conjunction with, the prospectus of Resource Real Estate Opportunity REIT, Inc. dated June 16, 2010 and Supplement No. 5 dated December 3, 2010. As used herein, the terms “we,” “our” and “us” refer to Resource Real Estate Opportunity REIT, Inc. and, as required by context, Resource Real Estate Opportunity OP, LP, which we refer to as our “Operating Partnership,” and to their subsidiaries. Unless otherwise defined in this Supplement No. 6, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our public offering;

•	our acquisition of a promissory note secured by a mortgage on a multifamily complex in Birmingham, Alabama; and

•	an amendment to our distribution reinvestment plan.

Status of Offering

We commenced this initial public offering of shares of our common stock on June 16, 2010. We have broken escrow with respect to subscriptions received from all states where we are conducting this offering except Pennsylvania, which has a minimum offering amount of $25 million. As of December 21, 2010, we had accepted aggregate gross offering proceeds of $10,327,176 related to the sale of 1,035,394 shares of stock, all of which were sold in the primary offering. As of December 21, 2010, approximately 73,964,606 million shares of our common stock remain available for sale in our primary offering, and approximately 7,500,000 million shares of our common stock remain available for issuance under our distribution reinvestment plan.

Except with respect to subscriptions from Pennsylvania, subscribers should make their checks payable to “Resource Real Estate Opportunity REIT, Inc.” Until we have raised the minimum offering amount for Pennsylvania from persons not affiliated with us or our advisor, Pennsylvania investors should continue to make their checks payable to “TD Bank, N.A. as Escrow Agent for Resource Real Estate Opportunity REIT, Inc.”

Crestwood Loan Acquisition

On December 21, 2010, RRE Crestwood Holdings, LLC, our indirectly wholly owned subsidiary, purchased, at a discount, two non-performing promissory notes (the “Notes”) both secured by a first lien mortgage (the “Mortgage”) on a multifamily community known as Crestwood Crossings Apartments (“Crestwood”) from an unaffiliated seller, Capmark Bank (“Seller”). The contract purchase price for the Notes was $6,250,000, excluding closing costs, and was funded from the proceeds of this offering.

The Notes were originated on November 30, 2007 in the aggregate original principal amount of $11,000,000. The Notes are comprised of an A Note in the original principal amount of $6,825,000 bearing a 6% per annum fixed interest rate (acquisition financing) and a B Note in the original principal amount of $4,175,000 bearing a variable interest rate per annum equal to LIBOR plus 2% (debt service and capital improvement funding). The Notes are secured by the Mortgage on Crestwood. Crestwood is a 270-unit garden-style apartment community constructed in 1980 and located in Birmingham, Alabama. Crestwood encompasses approximately 255,750 rentable square feet and features amenities including a pool, two playgrounds, laundry facility and a lighted basketball court. As of November 9, 2010, the property was 74% occupied. The borrower under the Notes is CV Apartments, LLC (the “Borrower”), which is not affiliated with us or our advisor. The maturity date of the loan was December 1, 2010, but the Borrower failed to pay the outstanding principal and interest due on the maturity date. The strategies with respect to the purchase of these Notes include but are not limited to restructuring the loan, negotiating a discounted payoff of the Notes with the Borrower or foreclosure of the property securing the loan. As of December 10, 2010, the outstanding loan balance on the Notes was approximately $10.0 million, including all unpaid interest and late fees, and the Borrower was not making any payments on the loan. Under the terms of the purchase agreement, the Seller has also assigned to us its rights under the loan documents to receive a 1% exit fee which was due and payable upon the maturity of the Notes. In addition, the principal of the Borrower may be liable for a portion of the debt pursuant to a guaranty provided by the principal to the Seller in connection with the Notes.

Crestwood is located less than one mile south of I-20 and immediately north of Crestwood Boulevard, a major east-west thoroughfare. Both of these roads provide access to downtown Birmingham, which is less than five miles to the west. The Birmingham area is host to a number of large employers, medical centers and educational institutions, including the University of Alabama at Birmingham, St. Vincent’s Hospital, Children’s Health System, Blue Cross and Blue Shield, University of Alabama Health Services Foundation, Brookwood Medical Center and Eastern Health Systems, Inc.

Crestwood is situated near a major retail center (including large retailers such as Walmart, Home Depot and TJ Maxx) and flanked by an older neighborhood that is mostly comprised of single family homes. Within a one-mile radius of the property, the median home value is over $140,000. The property is approximately three miles north of the Mountain Brook neighborhood, which was listed as one of ten wealthiest communities in the nation, according to a 2009 survey by American City Business Journals.

Although Crestwood was built in 1980, between 2008 and 2010, the Borrower spent more than $2.6 million to renovate the roofs, siding, clubhouse, landscaping, HVAC equipment and most unit interiors at Crestwood.

Distribution Reinvestment Plan Amendment

On December 14, 2010, our board of directors adopted an Amended and Restated Distribution Reinvestment Plan (the “Amended and Restated DRP”). A copy of the Amended and Restated DRP is attached as Appendix A.

The Amended and Restated DRP clarifies that our distribution reinvestment plan will be interpreted consistently with certain Treasury Regulations (the “Regulations”), which generally allow issuers to defer cost-basis reporting for shares issued pursuant to their distribution reinvestment plans prior to January 1, 2012. We can give no assurance that the Internal Revenue Service will agree with our interpretation of the Regulations or will agree that our distribution reinvestment plan meets the requirements of the Regulations.

In addition, the Amended and Restated DRP requires each plan participant to designate at least 20% of such participant’s distributions for the purchase of additional shares of common stock. Finally, the Amended and Restated DRP amends the way in which we may provide notice of future amendments to our distribution reinvestment plan. With respect to material changes, we may provide notice by including such information (a) in a Current Report on Form 8-K or in our annual or quarterly reports filed with the SEC and (b) in a separate mailing to the participants. With respect to immaterial changes, we may provide notice by including such information (a) in a Current Report on Form 8-K or in our annual or quarterly reports filed with the SEC, (b) in a separate mailing to the participants, or (c) on our web site. The Amended and Restated DRP will become effective on December 30, 2010.

Appendix A

AMENDED AND RESTATED

DISTRIBUTION REINVESTMENT PLAN

Resource Real Estate Opportunity REIT, Inc., a Maryland corporation (the “Company”), has adopted this amended and restated Distribution Reinvestment Plan (the “DRP”), the terms and conditions of which are set forth below. Capitalized terms shall have the same meaning as set forth in the Company’s charter unless otherwise defined herein.

1. Number of Shares Issuable. The number of shares of Common Stock authorized for issuance under the DRP is 7,500,000.

2. Participants. “Participants” are holders of the Company’s shares of Common Stock who elect to participate in the DRP.

3. Distribution Reinvestment. The Company will apply that portion (as designated by a Participant and subject to the limitation described below) of the dividends and other distributions (“Distributions”) declared and paid in respect of a Participant’s shares of Common Stock to the purchase of additional shares of Common Stock for such Participant. Such shares will be sold through the broker-dealer and/or dealer manager through whom the Company sold the underlying shares to which the Distributions relate unless the Participant makes a new election through a different distribution channel. The Company will not pay selling commissions on shares of Common Stock purchased in the DRP.

4. Procedures for Participation. Qualifying stockholders may elect to become a Participant by completing and executing the Subscription Agreement, an enrollment form or any other Company-approved authorization form as may be available from the dealer manager or participating broker-dealers. Participants must designate at least 20% of such Participant’s Distributions for the purchase of additional shares of Common Stock. To increase their participation, Participants must complete a new enrollment form and make the election through the dealer manager or the Participant’s broker-dealer, as applicable. Participation in the DRP will begin with the next Distribution payable after receipt of a Participant’s subscription, enrollment or authorization. Shares will be purchased under the DRP on the date that the Company makes a Distribution. Distributions will be paid monthly as authorized and declared by the Company’s board of directors.

5. Purchase of Shares. Until completion of the Company’s offering stage, Participants will acquire Common Stock at a price of $9.50 per share. No later than 18 months after completion of the Company’s offering stage, Participants will acquire Common Stock at a price equal to the estimated value of the Company’s Common Stock, as estimated by the Company’s advisor or other firm chosen by the board of directors for that purpose; provided however, that the time frame before which an estimated value per share is established may be different depending on regulatory requirements or if necessary to assist broker dealers who sell shares in the Company’s offering. The Company’s offering stage will be complete when the Company is no longer publicly offering equity securities and has not done so for one year. For the purpose of determining when the Company’s offering stage is complete, public equity offerings do not include offerings on behalf of selling stockholders or offerings related to any distribution reinvestment plan, employee benefit plan or redemption of interests in Resource Real Estate Opportunity OP, LP, the Company’s operating partnership. Participants in the DRP may purchase fractional shares so that 100% of the Distributions will be used to acquire shares. However, a Participant will not be able to acquire shares under the DRP to the extent such purchase would cause it to exceed limits set forth in the Company’s charter, as amended.

6. Taxation of Distributions. The reinvestment of Distributions in the DRP does not relieve Participants of any taxes that may be payable as a result of those Distributions and their reinvestment pursuant to the terms of this DRP.

7. Treasury Regulation. Notwithstanding anything else to the contrary herein, pursuant to Treasury Regulation 1.1012-1(e)(6) (the “Regulation”), during the term of the DRP, at least 10% of every Distribution that is a dividend under Section 316 of the Internal Revenue Code declared and paid with respect to the shares of the Participants subject to the DRP shall be reinvested in additional shares of Common Stock, applied on an aggregate basis with respect to all Participants. The DRP may reinvest other Distributions on stock, such as capital gain distributions, non-taxable returns of capital, and cash in lieu of fractional shares. This paragraph shall be interpreted consistently with the Regulation.

8. Share Certificates. The shares issuable under the DRP shall be uncertificated until the board of directors determines otherwise.

9. Voting of DRP Shares. In connection with any matter requiring the vote of the Company’s stockholders, each Participant will be entitled to vote all shares acquired by the Participant through the DRP.

10. Reports. Within 90 days after the end of the calendar year, the Company shall provide each Participant with (i) an individualized report on the Participant’s investment, including the purchase date(s), purchase price and number of shares owned, as well as the amount of Distributions received during the prior year; and (ii) all material information regarding the DRP and the effect of reinvesting dividends, including the tax consequences thereof. The Company shall provide such information reasonably requested by the dealer manager or a participating broker-dealer, in order for the dealer manager or participating broker-dealer to meet its obligations to deliver written notification to Participants of the information required by Rule 10b-10(b) promulgated under the Securities Exchange Act of 1934.

11. Termination by Participant. A Participant may terminate participation in the DRP at any time by delivering to the Company a written notice. To be effective for any Distribution, such notice must be received by the Company at least ten business days prior to the last day of the month to which the Distribution relates. Any transfer of shares by a Participant will terminate participation in the DRP with respect to the transferred shares. Upon termination of DRP participation, Distributions will be distributed to the stockholder in cash.

12. Amendment or Termination of DRP by the Company. The Company may amend or terminate the DRP for any reason upon ten days’ written notice to the Participants, except the Company may not amend the DRP to remove the right of a Participant to terminate participation in the DRP. With respect to material changes, the Company may provide notice by including such information (a) in a Current Report on Form 8-K or in its annual or quarterly reports filed with the SEC, and (b) in a separate mailing to the Participants. With respect to immaterial changes, the Company may provide notice by including such information (a) in a Current Report on Form 8-K or in its annual or quarterly reports filed with the SEC, (b) in a separate mailing to the Participants, or (c) on the Company’s web site.

13. Liability of the Company. The Company shall not be liable for any act done in good faith, or for any good faith omission to act.

14. Governing Law. The DRP shall be governed by the laws of the State of Maryland.